Exhibit 99.1
Wix Reports Third Quarter 2022 Results

•Total revenue of $345.8 million, up 8% y/y, which is $350.8 million and up 10% y/y on a constant currency basis
•Cost reduction plan drove improved operating leverage – increasing gross margins q/q and generating positive non-GAAP net income and free cash flow in Q3
•Expecting a return to non-GAAP operating income profitability in Q4’22 positioning company to achieve FY23 FCF margin targets as well as full year non-GAAP operating income profitability outlined in three-year plan
NEW YORK, November 10, 2022 -- Wix.com Ltd. (Nasdaq: WIX) today reported financial results for the third quarter ended September 30, 2022. In addition, the Company provided its initial outlook for the fourth quarter. Please visit the Wix Investor Relations website at https://investors.wix.com/ to view the Q3’22 Shareholder Update and other materials.
“Wix continues to be the preferred platform for millions globally. Demand for building, maintaining, and growing an online presence remains healthy, driving strong business fundamentals for Wix this quarter,” said Avishai Abrahami, Wix Co-founder and CEO. "As the operating environment remains dynamic and uncertainties persist, we focused on carrying out the cost savings plan introduced last quarter while continuing to execute on strategic initiatives. Through the team’s hard work, profitability improved this quarter while we simultaneously made meaningful strides in product innovation."
Lior Shemesh, CFO at Wix, added, “Revenue came in above expectations this quarter as some stability settled in despite macro headwinds. More importantly, we are already seeing leverage and significant impact from our cost reduction plan, implemented earlier this summer. This resulted in a ~280 bps q/q improvement in non-GAAP operating margin in Q3 and sets us up to generate an anticipated $47-50 million of free cash flow (excluding HQ capex) in Q4, which would make it the most profitable quarter on a free cash flow basis in our history. We also expect to return to non-GAAP operating income profitability in Q4, the first time since 2019. We expect this profitability to continue through 2023, positioning us to achieve the FCF margin target outlined in our three-year plan.”
“Confident in our ability to generate cash flow, our board authorized a $300 million share repurchase plan, underscoring our commitment to increasing shareholder value and dilution management,” said Nir Zohar, President & COO at Wix.
Q3 2022 Financial Results
•Total revenue in the third quarter of 2022 was $345.8 million, up 8% y/y
◦Total revenue on a y/y constant currency basis was $350.8 million, up 10% y/y
•Creative Subscriptions revenue in the third quarter of 2022 was $261.1 million, up 8% y/y
◦Creative Subscriptions ARR increased to $1.07 billion, up 8% y/y
•Business Solutions revenue in the third quarter of 2022 was $84.7 million, up 8% y/y
◦Transaction revenue1 was $36.0 million, up 12% y/y
•Partners revenue2 in the third quarter of 2022 was $86.7 million, up 24% y/y
•Total bookings in the third quarter of 2022 were $352.5 million, down (6)% y/y
◦Total bookings on a y/y constant currency basis was $366.5 million, down (2)% y/y

◦Total bookings in Q3’21 was up 33% y/y due to our largest ever B2B partnership, creating a difficult y/y comparison to Q3’22
•Creative Subscriptions bookings in the third quarter of 2022 were 269.9 million , down (8)% y/y
•Business Solutions bookings in the third quarter of 2022 were $82.5 million, up 2% y/y
•Total gross margin on a GAAP basis in the third quarter of 2022 was 63%
◦Creative Subscriptions gross margin on a GAAP basis was 76%
◦Business Solutions gross margin on a GAAP basis was 22%
•Total non-GAAP gross margin in the third quarter of 2022 was 65%
◦Creative Subscriptions gross margin on a non-GAAP basis was 78%
◦Business Solutions gross margin on a non-GAAP basis was 24%
•GAAP net loss in the third quarter of 2022 was $(47.4) million, or $(0.81) per share
•Non-GAAP net income in the third quarter of 2022 was $3.6 million, or $0.06 per share
•Net cash provided by operating activities for the third quarter of 2022 was $0.3 million, while capital expenditures totaled $22.9 million, leading to free cash flow of $(22.6) million
•Excluding the capex investment associated with our new headquarters office build out, free cash flow for the third quarter of 2022 would have been $4.6 million
_______________________
1Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.
2Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint. We identify agencies and freelancers building sites or applications for others using multiple criteria including but not limited to the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used, among other criteria. Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions segments.

Financial Outlook
Our updated outlook reflects foreign exchange, or FX, rates that have created stronger headwinds to results since we last issued guidance.
For Q4, we expect total revenue to be $349 to $354 million, representing approximately 5 - 6% y/y growth.
For the full year, we now expect revenue to grow 9% y/y. This updated full year guidance reflects the impact of FX rates, which worsened through the third quarter and into November. Assuming FX rates remained constant from July, we would expect revenue growth for the full year to be 10%, consistent with the high end of our previous guidance.
We expect to generate positive non-GAAP operating income and FCF (excluding HQ capex) to meaningfully ramp to $47 to $50 million in Q4.
We now expect FCF excluding HQ capex for the full year to be ~2% of revenue, within our previous guidance range. Assuming FX rates remained constant since July, we expect FCF (excluding HQ capex) would be ~3% of revenue for the full year, consistent with the high end of our guidance range last quarter. This improvement will be driven by a combination of increased leverage from our completed cost reduction plan and lower marketing spend as we refocus on higher-intent users.
Changes in FX rates have had a significant impact on our reported results to date and on our expectations for the full year. Assuming y/y constant currency rates as of today:
•Our full year total revenue outlook would be ~$20 million higher, or 10-11% y/y growth
•Our full year total bookings outlook would be ~$43 million higher
•Our full year free cash flow (excluding HQ capex), would be ~$43 million higher or ~5% of revenue, consistent with the high end of the range provided in May
Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Thursday, November 10, 2022. To participate on the live call, analysts and investors should register and join at https://register.vevent.com/register/BI9cc36ceb99e44521bfb6cfe3f12f8c65. A replay of the call will be available through November 9, 2023 via the registration link.
Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.
About Wix.com Ltd.
Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.
For more about Wix, please visit our Press Room
Investor Relations:
ir@wix.com
Media Relations:
pr@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognised as revenue as we fulfill our obligation under the terms of the contractual agreement. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude capital expenditures associated with our new headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.
The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations in effect on the last day of the period; (ii) the average revenue per month from domain registrations; (iii) monthly revenue from other partnership agreements.
Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions; our expectation that we will be able to increase the revenue we derive from the sale of premium subscriptions and business solutions, through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior; our expectations regarding execution of our multi-year strategic plan and cost reduction plan; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our expectation to maintain and enhance our brand and reputation; and thereby increase user retention, user engagement and sales; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectations regarding the extent of the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides, the effectiveness of government policies, vaccine administration rates and other factors; our expectation regarding the impact of fluctuations in foreign currency exchange rates on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage the growth of our infrastructure; changes we expect may occur to technologies used in our solutions; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of increasing interest rates and inflationary pressures, lasting effects of COVID-19, and as a result of the military invasion of Ukraine by Russia; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners and grow our partner activities as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 1, 2022. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$261,066	$241,303	$774,211	$703,630
Business Solutions	84,739	78,587	258,415	232,614
	345,805	319,890	1,032,626	936,244

Cost of Revenues
Creative Subscriptions	62,035	57,813	193,160	171,830
Business Solutions	65,822	64,163	204,303	184,857
	127,857	121,976	397,463	356,687

Gross Profit	217,948	197,914	635,163	579,557

Operating expenses:
Research and development	120,384	109,323	361,867	308,608
Selling and marketing	117,448	119,991	394,942	387,467
General and administrative	42,427	38,917	131,104	112,722
Total operating expenses	280,259	268,231	887,913	808,797
Operating loss	(62,311)	(70,317)	(252,750)	(229,240)
Financial income (expenses), net	21,142	111,917	(170,257)	288,811
Other income	131	87	235	193
Income (loss) before taxes on income	(41,038)	41,687	(422,772)	59,764
Taxes on income (tax benefit)	6,323	25,374	(36,884)	67,932
Net income (loss)	(47,361)	16,313	(385,888)	(8,168)

Basic net income (loss) per share	$(0.81)	$0.28	$(6.66)	$(0.14)
Basic weighted-average shares used to compute net income (loss) per share	58,355,542	57,313,747	57,930,336	56,970,641

Diluted net income (loss) per share	$(0.81)	$0.27	$(6.66)	$(0.14)
Diluted weighted-average shares used to compute net income (loss) per share	58,355,542	60,549,853	57,930,336	56,970,641

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	September 30,	December 31,
	2022	2021
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$299,940	$451,355
Short-term deposits	516,770	411,687
Restricted deposits	13,644	7,012
Marketable securities	400,084	456,515
Trade receivables	35,796	30,367
Prepaid expenses and other current assets	40,769	32,877
Total current assets	1,307,003	1,389,813

Long-Term Assets:
Prepaid expenses and other long-term assets	33,476	41,554
Property and equipment, net	72,637	50,437
Marketable securities	235,997	387,341
Intangible assets and goodwill, net	84,804	89,547
Operating lease right-of-use assets	235,794	101,095
Total long-term assets	662,708	669,974

Total assets	$1,969,711	$2,059,787

Liabilities and Shareholders' Equity (deficiency)
Current Liabilities:
Trade payables	$118,788	$114,584
Employees and payroll accruals	68,145	83,251
Deferred revenues	526,764	484,446
Current portion of convertible notes, net	361,100	—
Accrued expenses and other current liabilities	86,226	62,816
Operating lease liabilities	29,294	29,201
Total current liabilities	1,190,317	774,298
Long Term Liabilities:
Long-term deferred revenues	68,954	59,966
Long-term deferred tax liability	26,856	72,803
Convertible notes, net	565,782	922,974
Other long-term liabilities	1,991	2,267
Long-term operating lease liabilities	180,227	81,764
Total long-term liabilities	843,810	1,139,774

Total liabilities	2,034,127	1,914,072

Shareholders' Equity (deficiency)
Ordinary shares	115	111
Additional paid-in capital	1,214,441	994,795
Treasury Stock	(199,997)	(199,997)
Accumulated other comprehensive income	(44,949)	(1,056)
Accumulated deficit	(1,034,026)	(648,138)
Total shareholders' equity (deficiency)	(64,416)	145,715

Total liabilities and shareholders' equity	$1,969,711	$2,059,787

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(47,361)	$16,313	$(385,888)	$(8,168)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	3,845	3,595	11,402	10,405
Amortization	1,581	3,045	4,735	4,490
Share based compensation expenses	56,796	53,070	176,919	150,097
Amortization of debt discount and debt issuance costs	1,305	1,297	3,908	4,000
Changes in accrued interest and exchange rate on short term and long term deposits	172	(57)	7	(105)
Amortization of premium and discount and accrued interest on marketable securities, net	1,000	1,796	3,805	6,201
Remeasurement loss (gain) on Marketable equity	(10,182)	(110,855)	196,383	(184,041)
Deferred income taxes, net	2,351	21,111	(45,868)	61,214
Changes in operating lease right-of-use assets	8,141	5,907	26,716	18,967
Changes in operating lease liabilities	(8,675)	(6,062)	(33,847)	(19,675)
Decrease (increase) in trade receivables	5,004	1,430	(5,429)	(3,871)
Increase in prepaid expenses and other current and long-term assets	(5,280)	(652)	(32,625)	(101,497)
Increase (decrease) in trade payables	(7,960)	6,727	4,153	5,699
Increase (decrease) in employees and payroll accruals	(9,562)	(628)	(14,644)	12,519
Increase in short term and long term deferred revenues	6,023	6,243	51,306	75,839
Increase in accrued expenses and other current liabilities	3,069	2,043	22,885	12,570
Net cash provided by (used in) operating activities	267	4,323	(16,082)	44,644
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	105,171	269,000	336,430	447,015
Investment in short-term deposits and restricted deposits	(57,180)	(245,000)	(448,152)	(417,131)
Investment in marketable securities	(38,048)	—	(202,611)	—
Proceeds from marketable securities	51,619	80,909	191,869	261,568
Purchase of property and equipment and payment of prepaid expenses	(22,208)	(12,604)	(54,120)	(22,981)
Capitalization of internal use of software	(666)	(426)	(1,895)	(1,017)
Investment in other long-term assets	(580)	—	(580)	—
Proceeds from equity securities	—	18,771	3,193	18,771
Payment for Businesses acquired, net of acquired cash	—	189	—	(42,614)
Purchases of investments in privately held companies	(100)	(2,000)	(1,260)	(3,500)
Net cash provided by (used in) investing activities	38,008	108,839	(177,126)	240,111
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	19,779	11,752	41,793	33,554
Purchase of treasury stock	—	(200,000)	—	(200,000)
Net cash provided by financing activities	19,779	(188,248)	41,793	(166,446)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	58,054	(75,086)	(151,415)	118,309
CASH AND CASH EQUIVALENTS—Beginning of period	241,886	362,253	451,355	168,858
CASH AND CASH EQUIVALENTS—End of period	$299,940	$287,167	$299,940	$287,167

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Creative Subscriptions	261,066	241,303	774,211	703,630
Business Solutions	84,739	78,587	258,415	232,614
Total Revenues	$345,805	$319,890	$1,032,626	$936,244

Creative Subscriptions	269,937	292,737	839,645	823,841
Business Solutions	82,527	80,560	260,661	243,426
Total Bookings	$352,464	$373,297	$1,100,306	$1,067,267

Free Cash Flow	$(22,607)	$(8,707)	$(72,097)	$20,646
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$4,559	$1,663	$(19,582)	$34,048
Creative Subscriptions ARR	$1,071,045	$992,295	$1,071,045	$992,295

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenues	$345,805	$319,890	$1,032,626	$936,244
Change in deferred revenues	6,023	6,243	51,306	75,839
Change in unbilled contractual obligations	636	47,164	16,374	55,184
Bookings	$352,464	$373,297	$1,100,306	$1,067,267

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$261,066	$241,303	$774,211	$703,630
Change in deferred revenues	8,235	4,270	49,060	65,027
Change in unbilled contractual obligations	636	47,164	16,374	55,184
Creative Subscriptions Bookings	$269,937	$292,737	$839,645	$823,841

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Business Solutions Revenues	$84,739	$78,587	$258,415	$232,614
Change in deferred revenues	(2,212)	1,973	2,246	10,812
Business Solutions Bookings	$82,527	$80,560	$260,661	$243,426

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Nine Months Ended
	September 30,
	2022	2021
	(unaudited)
Q1 Cohort revenues	$29	$39
Q1 Change in deferred revenues	18	21
Q1 Cohort Bookings	$47	$60

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	September 30,
	2022	2021
	(unaudited)
Revenues	$345,805	$319,890
FX impact on Q3/22 using Q3/21 rates	4,983	—
Revenues excluding FX impact	$350,788	$319,890

Y/Y growth	10%

	Three Months Ended
	September 30,
	2022	2021
	(unaudited)
Bookings	$352,464	$373,297
FX impact on Q3/22 using Q3/21 rates	14,073	—
Bookings excluding FX impact	$366,537	$373,297

Y/Y growth	(2)%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$4,418	$4,057	$13,204	$11,367
Research and development	29,606	26,250	88,245	74,028
Selling and marketing	9,261	8,715	29,155	24,370
General and administrative	13,511	14,048	46,315	40,332
Total share based compensation expenses	56,796	53,070	176,919	150,097
(2) Amortization	1,581	3,045	4,735	4,490
(3) Acquisition related expenses	585	2,579	3,471	6,635
(4) Amortization of debt discount and debt issuance costs	1,305	1,297	3,908	4,000
(5) Sales tax accrual and other G&A expenses (income)	183	341	544	1,372
(6) Unrealized loss (gain) on equity and other investments	(10,182)	(112,165)	196,383	(284,026)
(7) Non-operating foreign exchange expenses (income)	(1,675)	1,745	183	4,698
(8) Provision for income tax effects related to non-GAAP adjustments	2,342	21,480	(45,902)	61,008
Total adjustments of GAAP to Non GAAP	$50,935	$(28,608)	$340,241	$(51,726)

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Gross Profit	$217,948	$197,914	$635,163	$579,557
Share based compensation expenses	4,418	4,057	13,204	11,367
Acquisition related expenses	—	108	140	387
Amortization	759	930	2,279	1,385
Non GAAP Gross Profit	223,125	203,009	650,786	592,696

Non GAAP Gross margin	65%	63%	63%	63%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$199,031	$183,490	$581,051	$531,800
Share based compensation expenses	3,503	2,947	10,496	8,420
Non GAAP Gross Profit - Creative Subscriptions	202,534	186,437	591,547	540,220

Non GAAP Gross margin - Creative Subscriptions	78%	77%	76%	77%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$18,917	$14,424	$54,112	$47,757
Share based compensation expenses	915	1,110	2,708	2,947
Acquisition related expenses	—	108	140	387
Amortization	759	930	2,279	1,385
Non GAAP Gross Profit - Business Solutions	20,591	16,572	59,239	52,476

Non GAAP Gross margin - Business Solutions	24%	21%	23%	23%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Operating loss	$(62,311)	$(70,317)	$(252,750)	$(229,240)
Adjustments:
Share based compensation expenses	56,796	53,070	176,919	150,097
Amortization	1,581	3,045	4,735	4,490
Sales tax accrual and other G&A expenses	183	341	544	1,372
Acquisition related expenses	585	2,579	3,471	6,635
Total adjustments	$59,145	$59,035	$185,669	$162,594

Non GAAP operating loss	$(3,166)	$(11,282)	$(67,081)	$(66,646)

Non GAAP operating margin	(1)%	(4)%	(6)%	(7)%

Wix.com Ltd.
RECONCILIATION OF NET INCOME (LOSS) TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net income (loss)	$(47,361)	$16,313	$(385,888)	$(8,168)
Share based compensation expenses and other Non GAAP adjustments	50,935	(28,608)	340,241	(51,726)
Non-GAAP net income (loss)	$3,574	$(12,295)	$(45,647)	$(59,894)

Basic and diluted Non GAAP net income (loss) per share	$0.06	$(0.21)	$(0.79)	$(1.05)
Weighted average shares used in computing basic and diluted Non GAAP net income (loss) per share	58,355,542	57,313,747	57,930,336	56,970,641

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$267	$4,323	$(16,082)	$44,644
Capital expenditures, net	(22,874)	(13,030)	(56,015)	(23,998)
Free Cash Flow	$(22,607)	$(8,707)	$(72,097)	$20,646

Capex related to future Wix HQ office build-out	27,166	10,370	52,515	13,402
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$4,559	$1,663	$(19,582)	$34,048

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)

Basic weighted-average shares used to compute net income (loss) per share	58,355,542	57,313,747	57,930,336	56,970,641
Effect of dilutive securities (included in the effect of dilutive securities is the assumed conversion of employee stock options, employee RSUs and the Notes)	—	3,236,106	—	—
Diluted weighted-average shares used to compute net income (loss) per share	58,355,542	60,549,853	57,930,336	56,970,641

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	4,964,207	672,240	4,964,207	4,699,390
Restricted share units	2,901,755	675,134	2,901,755	1,921,287
Convertible Notes (if-converted)	3,969,514	3,969,514	3,969,514	3,969,514
	70,191,018	65,866,741	69,765,812	67,560,832